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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **October 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: October 22, 2007

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Royal Standard Minerals Inc. ("RSM", or "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the six months ended July 31, 2007. The MD&A was prepared as of September 24, 2007 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2007 of RSM including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Company is currently active in the State of Nevada, with projects in Nye (the Goldwedge and Manhattan projects), Elko (the Pinon, Railroad, and Dark Star projects), Churchill (the Fondaway Canyon and Dixie and Comstock projects) and Lyon (the Como project) Counties, Nevada. The Company's common shares are listed on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2007 and will continue to be its focus in fiscal 2008 along with the Pinon gold-silver project located in Elko County, Nevada.

The Company has been evaluating other investment opportunities in Nevada as part of an effort to improve upon its production capacity. Capital for the development of the current controlled projects and any future acquisitions are envisioned to come from equity and debt financing.

Results of Operations

The net loss for the six months ending July 31, 2007 was $1,118,629 as compared to the net loss of $5,301,675 for the six months ending July 31, 2006. The difference of $4,183,046 is principally the result of Stock Option Compensation of $4,086,399 for the six months ending July 31, 2006 as compared to $750,922 for the six months ending July 31, 2007. The other significant change in net loss was a decrease in the loss in the six month period ended July 31, 2007 over the same period in 2006 of $830,903 resulting from foreign exchange gains.

General and administrative expenses increased from $162,551 for the six months ending July 31, 2006 to $463,178 for the six months ending July 31, 2007 an increase of $300,627. Consulting fees and payroll increased from $873,340 for the six months ending July 31, 2006 to $1,290,779 for the same period in 2007 an increase of $417,439. All increases are a direct result of increased activity on the Company's mineral projects.

Mineral Properties

The Company owns a 100% interest in eight (8) projects in four (4) gold-silver districts in Nevada. These projects include the Goldwedge and Manhattan projects in Nye County, the Pinon, Railroad, and Dark Star projects in Elko County, the Fondaway Canyon, Dixie, and Comstock projects in Churchill County and the Como project in Lyon County, Nevada.

Gold Wedge Project
The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts are constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the company assay laboratory. The bulk sampling program is well underway and includes several months of stockpiled material on the surface.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

Pinon-Railroad Project
The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP) by year-end 2007. A second objective is to update the feasibility studies for the Pinon/Railroad near surface oxide deposits.

Other Projects

The Company's Exploration and Option Agreement with Metallic Ventures has been abandoned without any further obligations to either party and with minimal expenditures by the Company.

Liquidity and Capital Resources

The Company's Cash and cash equivalents balance as of July 31, 2007 was $9,570,778 compared to $9,654,288 at January 31, 2007, a decrease of $83,510. The Company also had $108,457 in short term investments at July 31, 2007, as compared to $433,699 at January 31, 2007, a decrease of $325,242.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

Current assets as at July 31, 2007 were $10,119,488 as compared to $10,438,324 at January 31, 2007. Mineral properties at July 31, 2007 were $10,239,262 compared to $7,788,107 at January 31, 2007 and represent an increase of $2,451,155. Primarily as a result of amortization, equipment decreased from $2,056,392 at January 31, 2007 to $1,791,046 at July 31, 2007. Total assets as at July 31, 2007 were $22,495,085 as compared to $20,464,590 at January 31, 2007. This represents an increase of $2,030,495 and is due primarily to continued operations on the Gold Wedge project.

Current liabilities as at July 31, 2007 were $287,788 compared to $202,157 at January 31, 2007, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

The Company is authorized to issue an unlimited number of Common Shares of which 84,079,825 were outstanding at July 31, 2007, compared with 78,275,275 shares outstanding at January 31, 2007. On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares presently outstanding, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. As at July 31, 2007, the Company had not made any purchases under this normal course issuer bid.

Subsequent to July 31, 2007, the Company purchased 91,000 common shares of the Company at a cost of $45,354. These shares purchased pursuant to the normal course issuer bid will be cancelled. The historical value of these shares will be removed from share capital and the excess over the purchase price will be recorded as an increase in contributed surplus.

At July 31, 2007 there were outstanding options to purchase 7,826,500 common shares of the Company with exercise prices from $0.265-1.44 CDN per share and expiration dates ranging from December 2008 to July 2012. During the six months ended July 31, 2007, options to purchase 1,515,000 shares of common stock were exercised at a weighted average exercise price of $0.31. On July 13, 2007, the Company granted options to purchase 2,015,000 common shares of the Company to directors, officers and employees. The options are exercisable at $0.60 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations as consulting fees and payroll. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 101%, risk-free interest rate of 4.65% and an expected life of 5 years. For the three and six months ended July 31, 2007, the value assigned to the options was $750,922 ($803,985 CDN). The Company also had 6,487,996 warrants outstanding as of July 31, 2007with a weighted average exercise price of $1.75 per share. These warrants expire April 26, 2008.

Selected Annual Financial Information

The following selected financial information is derived from the annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

		January 31		Cumulative from date of inception 6/26/1996
	2007	**2006**	**2005**	
Statement of Operations				
Revenue	$0	$0	$0	$0
Interest Income	391,420	0	0	410,034
Administrative Expenses	5,441,870	1,493,095	572,318	9,705,242
Net loss for the year	(5,431,480)	(1,611,057)	(475,409)	14,154,630
Deficit, beginning of year	(9,463,890)	(7,852,833)	(7,377,424)	(740,740)
Deficit, end of year	($14,895,370)	($9,463,890)	($7,852,833)	($14,895,370)
Earnings (loss) per common share basic and diluted	($0.07)	($0.03)	($0.01)	

	January 31	
Balance Sheet	**2007**	**2006**
Current Assets	$10,438,324	$1,445,200
Interest in Mineral Properties and Related Deferred Exploration Costs	7,788,107	3,810,519
Equipment, Net	2,056,392	1,258,994
Current Liabilities	(202,157)	(221,733)

Selected Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos Ended July 31, 2007	3 Mos Ended April 30, 2007	3 Mos Ended January 31, 2007	3 Mos Ended October 31, 2006	3 Mos Ended July 31, 2006	3 Mos Ended April 30, 2006	3 Mos Ended January 31, 2006	3 Mos Ended October 31, 2005
Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses [1]	($1,499,623)	($615,527)	$686,309	($743,184)	($4,967,218)	($417,777)	($669,034)	($170,726)
Other Income (Losses), net [2]	422,699	573,822	(356,661)	283,730	529,013	(445,692)	67,142	(197,916)
Net Income (Loss)	($1,076,924)	($41,705)	329,648	($459,454)	($4,438,205)	($863,469)	($601,892)	($368,642)
Net Income (Loss) per Common share basic and diluted	($0.01)	($0.00)	($0.00)	($0.00)	($0.06)	($0.01)	($0.00)	($0.01)

1 Expenses in the 3 months ended January 31, 2007 reflect an adjustment of $1,749,130 for payroll and related expenses which were capitalized to the Gold Wedge Project in Mineral Properties.
2 Other Income (Losses) consists of interest income, write-off of mineral properties and foreign exchange gains and losses, shown net.

Mineral Properties

The following table summarizes the mineral properties and expenditures during the six months ending July 31, 2007.

	Ending Balance January 31, 2007	Additions (See details below)	Ending Balance July 31, 2007
Gold Wedge Project	$6,153,207	$2,338,939	$8,492,146
Pinon Project	1,148,259	50,739	1,198,998
Railroad Project	215,813	0	215,813
Fondaway Project	162,778	35,000	197,778
Como Project	108,050	26,477	134,527
	$7,788,107	$2,451,155	$10,239,262

Detail of Mineral Properties

For the six months ending	July 31,2007	July 31,2006	Cumulative from date of inception of exploration phase
Gold Wedge Project			
Opening balance	$6,153,207	$2,636,862	$0
Property Acquisition costs	69,799	128,484	576,198
Travel	39,054	0	251,607
Mine development costs	87,430	0	828,563
Drilling	493,546	904,966	771,962
General exploration	0	0	133,353
Professional fees	0	0	72,636
Consulting fees and payroll	654,564	0	2,979,490
Office and general	367,622	225,424	783,590
Analysis and assays	8,801	0	103,523
Supplies, Equipment and transportation	618,123	0	1,991,224
Activity during the period	2,338,939	1,258,874	8,492,146
Closing balance	$8,492,146	$3,895,736	$8,492,146

For the six months ending	July 31, 2007	July 31, 2006	Cumulative from date of inception of exploration phase
Pinon Project			
Opening balance	$1,148,259	$762,285	$0
Property Acquisition costs	0	9,174	425,570
Travel	0	0	11,850
Drilling	0	0	130,600
General exploration	0	0	7,765
Professional fees	0	0	66,273
Office and general	28,249	74,158	71,956
Geologist	0	0	32,653
Consulting fees	18,933	0	213,835
Reclamation costs	0	0	167,785
Analysis and assays	3,557	0	70,428
Supplies, Equipment and transportation	0	0	283
Activity during the period	50,739	83,332	1,198,998
Closing balance	$1,198,998	$845,617	$1,198,998
Railroad Project			
Opening balance	$215,813	$175,670	$0
Property Acquisition costs	0	0	215,813
Activity during the period	0	0	215,813
Closing balance	$215,813	$175,670	$215,813
Fondaway Project			
Opening balance	$162,778	$127,652	$0
Property Acquisition costs	35,000	0	197,427
Analysis and assays	0	0	351
Activity during the period	35,000	0	197,778
Closing balance	$197,778	$127,652	$197,778

For the six months ending	July 31,2007	July 31,2006	Cumulative from date of inception of exploration phase
Como Project			
Opening balance	$108,050	$108,050	$0
Property Acquisition costs	25,0000	0	60,695
Travel	0	0	2,806
Geologist	0	0	5,098
Consulting	0	0	41,532
Rent	1,477	0	55,052
Analysis and assays	0	0	9,138
Written off	0	0	(39,794)
Activity during the period	26,477	0	134,527
Closing balance	$134,527	$108,050	$134,527
Manhattan Project			
Opening balance	$0	$0	$0
Property Acquisition costs	0	0	27,707
Travel	0	0	28,253
General exploration	0	0	63,219
Consulting	0	0	47,743
Analysis and assays	0	0	25,601
Written off	0	0	(192,523)
Closing balance	$0	$0	$0

For the six months ending	July 31,2007	July 31,2006	Cumulative from date of inception of exploration phase
Other Projects			
Opening balance	$0	$0	$0
Cumulative expenditures from date of inception	0	0	3,410,396
Expenditures during the period	0	0	161,548
Written off	0	0	(3,571,944)
Closing balance	$0	$0	$0
TOTAL	**$10,239,262**	**$5,152,725**	**$10,239,262**

Transactions with Related Parties

	Six Months Ended July 31	
	2007	**2006**
Due from (to) related parties		
The President & Director of the Company[1]	$19,297	$13,890
Sharpe Resources Corporation[2]	118,718	112,452
	$138,015	$126,342

(1) This advance is unsecured, non-interest bearing and has no set terms of repayment.
(2) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees and payroll in the three and six months ended July 31, 2007 include stock options exercised in lieu of a bonus of $153,826 and $369,386 (three and six months ended July 31, 2006 - $170,000) and salary of $57,691 and $124,997 (three and six months ended July 31, 2006 - $75,897 and $102,391) paid to the President of the Company and salary of $13,848 and $30,004 (three and six months ended July 31, 2006 - $nil) paid to the Chief Financial Officer of the Company.

Consulting fees and payroll include salary of $23,648 and $47,553 for the three and six months ended July 31, 2007 (three and six months ended July 31, 2006 - $12,749 and $25,919) paid to an employee who is also a family member of the President and Director of the Company. These amounts were capitalized to mineral properties.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Contingencies and Commitments

As further explained in Note 14 to the audited consolidated financial statements as of and for the year ended January 31, 2007, the Company is engaged in several matters of litigation, one of which involves a dissident group of shareholders requesting that a special meeting of the shareholders be called to consider the removal and replacement of the existing board of directors of the Company. The Company filed a lawsuit on October 11, 2006, in the United States District Court for the Central District of California alleging violations of the Securities Exchange Act of 1934 and sought an injunction against the group. On June 17, 2007, the Court preliminarily enjoined the dissident group and all persons acting in concert with them from, among other things, voting or causing to be voted all shares that are owned or controlled or directed by any of them or attempting to influence management or any of the Company's business relationships or becoming involved in a sale or merger of the Company or any of its assets. The trial was scheduled to begin on September 14, 2007 but has been continued to March 2008.

Refer to Notes 14 and 15 of the January 31, 2007 audited consolidated financial statements for other Company commitments and contingencies.

Changes in Accounting Policies

Accounting Changes
Effective February 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.

Financial instruments, comprehensive income (loss) and hedges
In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective February 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

- All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
- All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
- All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

(b) Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(c) Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(d) Impact upon adoption of Sections 1530, 3855 and 3865

The primary impact on the interim consolidated financial statements resulting from the adoption of sections 1530 and 3855 is as follows:

(1) The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until their disposition, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company's investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2007 and July 31, 2007, the Company did not have any such investments.

At July 31, 2007, the Company's marketable securities are carried at fair value. As at January 31, 2007, marketable securities are carried at cost.

(2) The Company has recorded the following transition adjustments in its interim consolidated financial statements as at February 1, 2007 resulting from the adoption of sections 1530 and 3855:

> i) an increase of $32,596, representing a fair value adjustment to the value of marketable securities; and
> ii) an increase in accumulated other comprehensive income of $32,596, representing the fair value adjustment of marketable securities of $26,709, net of taxes of $5,887 and recovery of capital loss carry forwards of $5,887.

(3) The Company has evaluated the impact of section 3865 on its interim consolidated financial statements and determined that no adjustments are currently required.

The adoption of these Handbook Sections had no impact on opening deficit.

Disclosure Controls and Procedures

RSM's President and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures. Access to material information is facilitated by the small size of RSM's management team. The President and the CFO, after evaluating the effectiveness of the RSM disclosure controls and procedures as of July 31, 2007, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to RSM and its subsidiaries would have been known to them.

The President and CFO have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Risk and Uncertainties

At the present time, the Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation's ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in the precious metal prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.royalstandardminerals.com.

\s\ Roland M. Larsen

Roland M. Larsen
President

Heathsville, VA
September 24, 2007